SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Ditech Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 25500T108

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25500T108	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,505,976
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,505,976
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,505,976[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 619,037[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,505,976[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 619,037[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,342[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 2,505,976 shares of Common Stock held by Riley Investment Partners Master Fund, L.P, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 619,037 shares of Common Stock held by its investment advisory clients, 317,366 of which are held by an investment advisory account indirectly affiliated with Mr. Riley.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 50,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 50,500[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 50,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 50,500[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley and Co. Inc. has shared voting and dispositive power over 50,500 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,505,976[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 719,537[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,505,976[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 719,537[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,842[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,505,976 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 619,037 shares of Common Stock held by its investment advisory clients, 317,366 of which are held in an account indirectly affiliated with Mr. Riley.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.   B. Riley and Co. Inc. has sole voting and dispositive power over 50,000 shares of Common Stock.  Although Mr. Riley is the Chairman and controlling shareholder of B. Riley and Co. Inc., Mr. Riley disclaims beneficial ownership of these shares.  B. Riley and Co. Inc. has shared voting and dispositive power over 50,500 shares of Common Stock.

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 6

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is amended to add the following information:

(c)

In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.  Exhibit A sets forth the other transactions effected by the Reporting Persons in Common Stock that have taken place in the last 60 days.

Item 7.

Material to be filed as Exhibits

Exhibit A Certain Transactions in the Issuer’s Common Stock

CUSIP No. 25500T108	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley and Co. Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 25500T108	13D	Page 8

Exhibit A

Master	Trans Code	Quantity	Price	Trade Date
	BY	21,175	7.5155	7/27/2007
	BY	35,226	7.4763	7/31/2007
	BY	236,364	5.4309	8/3/2007
	SL	21,344	5.7501	8/3/2007
	BY	81,261	5.3627	8/6/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	50,000	8.0767	6/22/2007
	BY	50,000	8.19	6/29/2007
	BY	16,374	8.1461	6/29/2007
	BY	2,088	8.11	7/5/2007
	BY	22,912	8.1482	7/6/2007
	BY	2,225	7.5155	7/27/2007
	BY	1,600	7.5155	7/27/2007
	BY	3,702	7.4763	7/31/2007
	BY	2,662	7.4763	7/31/2007
	SL	24,836	5.4309	8/3/2007
	SL	2,243	5.7501	8/3/2007
	BY	17,860	5.4309	8/3/2007
	SL	1,613	5.7501	8/3/2007
	BY	8,539	5.3627	8/6/2007
	BY	6,140	5.3627	8/6/2007
	BY	600	4.88	8/7/2007

B. Riley	Trans Code	Quantity	Price	Trade Date
	BY	100	7.85	6/18/2007
	BY	100	7.85	6/18/2007
	BY	300	7.85	6/18/2007
	BY	12,334	5.1864	8/6/2007
	BY	37,666	5.1499	8/7/2007